UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated December 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated November 13, 2009.

•	Press Release dated November 19, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

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NEWS RELEASE
Enbridge to Hold Binding Open Season for Proposed LaCrosse Pipeline
HOUSTON and CALGARY, Alberta (November 13, 2009) – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it will conduct a binding Open Season beginning Friday, November 13, 2009, for its LaCrosse pipeline designed to transport natural gas from Carthage, Texas, to multiple delivery points in Southeastern Louisiana.
Construction of the proposed 340-mile LaCrosse Pipeline will occur in two phases. In Phase I, Enbridge will construct and place in service the 42- and 36-inch pipeline segments from the Enbridge Carthage Hub to Point Coupee Parish, Louisiana and a 24-inch segment extending from Point Coupee Parish to Petrologistics, LLC’s Choctaw Storage facility in Iberville Parish, Louisiana. In Phase II, LaCrosse Pipeline will construct and place in service the pipeline segment from Point Coupee Parish, Louisiana to an interconnection with Southern Natural Gas Company in Washington Parish, Louisiana. The planned in-service dates will be phased to meet customer needs starting January 2012 through March 2013.
“We are in the process of negotiating third party agreements that will bring total capacity commitments to exceed 1.0 billion cubic feet per day (bcf/d), and have additional indications of interest that could exceed 1.3 bcf/d,” said Terrance L. McGill, President, Enbridge Energy Company, Inc. “We have also secured engineering and environmental firms and survey permission from more than 80 percent of affected landowners. We are moving forward to initiate regulatory approvals including application to U.S. Federal Energy Regulatory Commission (FERC), and expect to place Phase 1 of the LaCrosse Pipeline in service during the first quarter of 2012.”
The binding Open Season will run through Monday, November 23, 2009. Information received during the binding Open Season will be used to finalize design and final capacity for the proposed project. Capacity for those parties who have already executed precedent agreements will be preserved under those agreements and will not be subject to allocation.
To participate in the Open Season, interested parties should visit the LaCrosse Pipeline website (lacrosse.enbridgeus.com) and follow the link to Shipper Documents to find the Precedent Agreement and the Open Season Procedures. Contact any of the following individuals for more information and the Rate Matrix.

Darlene Clark	Mark DeRusse	Steve Marsh
(713) 821-3357	(713) 821-6195	(713) 821-2084
darlene.clark@enbridge.com	mark.derusse@enbridge.com	steve.marsh@enbridge.com
Jim Hart
(713) 821-2158
Jim.hart@enbridge.com
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and was named one of Canada’s Ten Best Places to Work in 2009. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – U.S.
Media
Terri Larson
(713) 353-6317 or Toll-Free: 1-877-496-8142
Email: usmedia@enbridge.com
or
Enbridge Inc. – Canada
Media
Jennifer Varey
(403) 508-6563 or Toll Free: 1-888-992-0997
Email: jennifer.varey@enbridge.com

or
Enbridge Inc.
Investment Community
Vern Yu
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge and RES Canada team up on 99 MW Talbot Wind Energy Project
CALGARY, ALBERTA and MONTREAL, QUEBEC – (November 19, 2009) — Enbridge Inc (TSX, NYSE: ENB) and Renewable Energy Systems Canada Inc. (RES Canada) an affiliate of RES Americas, announced today that they have entered into an agreement to develop a 99 megawatt (MW) wind energy project near Chatham, Ontario in which Enbridge will have a majority interest. The total investment in the project by both parties is approximately $285 million. The Project will be structured as a limited partnership owned by Enbridge and RES Canada.
Construction of the project will be undertaken by RES Canada under contract to the partnership.
“The positive steps the Ontario government is taking to encourage and support a thriving renewable energy industry, combined with our existing presence through the 190 MW Enbridge Ontario Wind Project, make the Talbot Wind Energy Project an excellent fit with Enbridge’s strategy to expand its renewable energy platform across Canada and the U.S.,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “Investing in renewable energy diversifies our business and further strengthens our financial position with stable cash flow, attractive returns and reduced business risk.
“The Talbot Wind Energy Project will advance Enbridge’s commitment to an environmentally neutral footprint by 2015 while generating attractive economics.  Talbot Wind Energy is expected to avoid the emission of approximately 106,600 tonnes of carbon dioxide each year, and represents a significant step forward in our objective of generating a kilowatt of renewable energy for every kilowatt consumed by our operations,” said Mr. Daniel.
The Talbot Wind Energy Project is expected to be completed in December 2010 and will produce enough clean wind energy to power 33,000 average Canadian homes. It utilizes 43 Siemens 2.3 MW wind turbines and, under the terms of the agreement, will be constructed by RES Canada under a fixed price, turnkey, engineering, procurement and construction agreement. Siemens will provide operations and maintenance services for the wind turbines under a five year, fixed price agreement. The Talbot Wind Energy Project will deliver energy to the Ontario Power Authority under a Renewable Energy Supply (RES) III 20-year power purchase agreement.
The Talbot Wind Energy project will complement Enbridge’s growing portfolio of green energy assets including four existing wind power projects and one solar project, bringing Enbridge’s

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combined capacity to 380 megawatts. Enbridge’s share of the power generated by its wind facilities in Ontario, Alberta and Saskatchewan provides enough green energy to meet the equivalent of 35 per cent of the power requirements of the Company’s Canadian crude oil mainline. Enbridge also has interests in emissions-free hybrid fuel cell technology and waste heat recovery facilities.
RES Americas is a world leading, vertically integrated wind energy player in development, engineering, procurement and construction (EPC), and operating services. RES Americas has over 4,000 MW in construction projects, representing approximately 14 per cent of the U.S. wind energy capacity to date. RES Canada has been active since 2003, and brings RES’ 25 years of wind experience to the Canadian wind industry.
“RES Canada is excited to be working with Enbridge, the Ontario Power Authority and local contractors to help meet Ontario’s green energy goals,” said Craig Mataczynski, President of RES Canada.  “The Talbot project reflects the Company’s commitment to bringing well engineered, quality projects and competitively priced renewable energy to the Province.”
The Talbot Wind Energy Project marks RES Canada’s arrival in the Canadian renewables market with the first fully integrated wind project which was developed and will be constructed by RES Canada.
The partners expect the project will create an estimated 300 construction jobs and eight direct operation jobs. The Talbot Wind Energy Project will generate revenue for businesses in the region, spending up to $50 million in capital expenditure and more than $7 million a year in operating expenditures. The Municipality will also benefit, receiving approximately $280,000 in tax payments each year.
Talbot Wind Energy Project at a glance:
Capacity peak: approx. 98,900 kilowatts
Turbines: 43 Siemens 2.3 MW wind turbines
Annual yield: around 300,000 MWh (corresponding to the annual consumption of around 33,000 households)
CO2 saving: approx. 106,600 tonnes per year
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and was named one of Canada’s Ten Best Places to Work in 2009. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About RES Canada and RES Americas:
Renewable Energy Systems Canada Inc. (RES Canada) was founded in 2003 and is based in Montreal, Québec. RES Canada is active with the development and construction services in most Canadian provinces. It is also a member of the ‘Saint-Laurent Energies’ consortium which won 954 MW in the

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Hydro-Québec 2000MW tender in 2008. RES Canada is both a co-owner of these Québec projects and in charge of construction.
Renewable Energy Systems Americas Inc. (RES Americas) is a fully-integrated renewable energy company that develops, constructs, owns, and operates projects across the United States (US), Canada, Mexico and the Caribbean. RES Americas has more than 4,000 MW of construction projects, which represent approximately 14% of the operating installed wind capacity in the US, and has over 12,500 MW in development. RES Americas’ corporate office is located in Broomfield, CO with regional offices located in Austin, TX, Portland, OR, and Minneapolis, MN.
For more information, please visit www.res-americas.com.
For Enbridge Investors

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Website: www.enbridge.com
RES Canada Inc.
Raheleh Folkerts
(303) 439-4200, raheleh.folkerts@res-americas.com
Or
Scott Dunaway
(512) 716-8240, scott@dunawaypr.com
Website: www.res-americas.com

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